German American Bancorp, Inc.
Jasper, Indiana

July 6, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Ms. Kathryn McHale and Mr. Matt McNair,
Staff Attorneys

Re:           German American Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
File No. 001-15877

Dear Ms. McHale and Mr. McNair:

German American Bancorp, Inc., has filed via EDGAR today its responses to the comments of the Staff contained in a letter dated June 21, 2010, relating to the above-referenced filing.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 69

Potential Payments on Termination or Change in Control, page 26 of Definitive Proxy Statement on Schedule 14A

1.	Please quantify the estimated payments and benefits that would be provided in each covered circumstance and revise future filings accordingly. Refer to Item 402(j)(2) of Regulation S-K.

We have studied the covered circumstances that were disclosed on page 26 of the Definitive Proxy Statement in light of the requirement for quantification specified by Item 402(j)(2) of Regulation S-K and have concluded that the disclosures could benefit by repetition of values found elsewhere in the Definitive Proxy Statement in direct proximity to each of the covered circumstance, and in future filings German American Bancorp, Inc., will include quantification at this exact location.    We believe, however, that in each instance, as shown by the chart below, the quantification is included elsewhere in the Definitive Proxy Statement or is not applicable to that particular covered circumstance.

For convenient reference, here is the disclosure in question:

Potential Payments on Termination or Change in Control

We are not party to any severance or other employment agreements with Named Executive Officers.  In addition, we have not entered into any change in control agreements with any of the Named Executive Officers.  The only potential termination/change in control benefits are as follows:

•  the 1999 LTI Plan provides that upon a change in control, and unless otherwise determined by the Board, all unvested awards become vested and all related restrictions lapse.  All options issued under the 1999 LTI Plan are currently fully vested, and no restricted stock awards are currently outstanding under the 1999 LTI Plan;

•  the 2009 LTI Plan provides that upon a change in control, and unless otherwise determined by the Board, all unvested awards become vested and all related restrictions lapse.  No options have been issued under the 2009 LTI Plan, and the restricted stock awards currently outstanding were granted under the 2009 LTI Plan;

•  as noted under Compensation Discussion and Analysis above, under the section entitled "Retirement/Deferred Compensation Benefits," Messrs. Schroeder, Ewing and Sendelweck were the only Named Executive Officers who were participants in the Nonqualified Savings Plan as of December 31, 2009.  If elected by the participant, he (or his or her beneficiary) will receive a lump sum or installment distribution of his deferrals and matching contributions from the Nonqualified Savings Plan, beginning upon termination of employment, retirement, early retirement or disability.  In the event of a change in control of the Company, any unvested amounts allocated to a participant's account shall become fully vested;

• as noted under Compensation Discussion and Analysis above, under the section entitled "Retirement/Deferred Compensation Benefits" and the Pension Benefit disclosure above, the Chief Financial Officer’s frozen accrued benefit under the Employees' Pension Plan of German American Bancorp (which is 100% vested) will become payable in the event that he terminates employment (although actual payments will be delayed until he turns age 65 if he terminates employment prior to age 65); and

• as noted under the Pension Benefit disclosure above, the Chief Financial Officer’s accrued benefit under the Executive Supplement Retirement Income Agreement will become payable at age 65, unless he terminates after attaining age 60 and elects to commence a reduced early retirement benefit.  Payment of the benefits under this Agreement is conditioned on the Chief Financial Officer not violating a non-competition covenant under the Agreement.

We call to your attention specifically where in the Definitive Proxy Statement each of the quantifications (if applicable) is found:

Item of Potential Payment	Quantification and Place in Definitive Proxy Statement Where Quantified
1999 LTI Plan
Quantification not applicable; disclosure already states that the compensatory feature of a change in control is the vesting of all unvested awards, and the disclosure then states that all awards issued under the 1999 LTI Plan were either vested or no longer outstanding

2009 LTI Plan
Quantification not applicable to the potential benefit of the change in control features of the 2009 LTI Plan as they might in the future apply to options, since the disclosure states that no options had been issued as of the date of the Definitive Proxy Statement.   Quantification of the amount of restricted stock awards outstanding as of the date of the Definitive Proxy Statement was included for each of the Named Executive Officers on page 21 of the Definitive Proxy Statement, in the portion of the table that is found in note (3) to the Summary Compensation Table that is identified as “To be Paid/Vested on or before 12/15/2010”.    It is those amounts that were the only amounts presently outstanding that would become vested were a change in control to occur before 12/15/2010, the normal vesting date.

Nonqualified Savings Plan
This disclosure indicates that a payout of deferrals and matching contribution would occur upon certain events of termination of employment.    Elsewhere, the Definitive Proxy Statement sets forth the current balance of each of Messrs. Schroeder, Ewing and Sendelweck as of December 31, 2009 (see the Nonqualified Deferred Compensation table included on page 25 of the Definitive Proxy Statement), which would have been the amount of payout as of that date.   This disclosure also indicates that a change of control would result in vesting of any unvested amounts in the Nonqualified Savings Plan, but as of December 31, 2009, all amounts reflected for these three officers by the Nonqualified Deferred Compensation table were vested, so the disclosure of the unvested amount subject to vesting would have been zero.

Employees’ Pension Plan of German American Bancorp
The present value as of December 31, 2009, of the Chief Financial Officer’s frozen accrued benefit, which is 100% vested, that will become payable upon termination of employment as described, is quantified in the table of Pension Benefits (page 26 of the Definitive Proxy Statement, directly above the disclosure in question) for Mr. Rust (the Chief Financial Officer).

Executive Supplemental Retirement Income Agreement
The present value as of December 31, 2009, of the Chief Financial Officer’s accrued benefit under this Agreement that will become payable upon termination of employment as described at certain age levels is quantified in the table of Pension Benefits (page 26 of the Definitive Proxy Statement, directly above the disclosure in question) for Mr. Rust (the Chief Financial Officer).

Accordingly, since the requested quantification was either not applicable or was provided elsewhere in the Definitive Proxy Statement, we believe that no amendment to the Form 10-K is necessary in order to supply this quantification, and accordingly have not amended the Form 10-K in response to this comment.  We will, however, at the appropriate places in future filings, provide this type of quantification at this location in addition to any other locations where such information may be called for.

Item 13.  Certain Relationships and Related Transactions, page 70

Transactions with Related Persons, page 28 of the Definitive Proxy Statement on Schedule 14A

2.
We note the disclosure on page 28 that loans to directors and officers of the company and their associates and members of their immediate families were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

We confirm that the loans described were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  We will revise future filings, assuming it is accurate to do so, disclose this.

In connection with responses, the Company also acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions with respect to this response.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer